UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on Alvarion® Showcases 4G WiMAX™ and Wireless Broadband Offerings at ISC West 2010 in Las Vegas and Convergence India 2010 in New Delhi. Dated March 17 , 2010	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: March 17, 2010	By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO +972-3-645-6252 +760-517-3187 efrat.makov@alvarion.com	Claudia Gatlin, Investor Relations +212-830-9080 claudia.gatlin@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Showcases 4G WiMAX™ and Wireless Broadband Offerings at
ISC West 2010 in Las Vegas and Convergence India 2010 in New Delhi

Visit Alvarion at ISC West March 23-26 at the Sands Expo Center in Las Vegas, booth #16127, and at Convergence India March 23-25 at Pragati, Maidan, New Delhi, Hall 18 Booth B135

Tel-Aviv, Israel, March 17, 2010 — Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of 4G WiMAX and wireless broadband solutions, today announced its plans to showcase a broad variety of licensed and license-exempt WiMAX solutions for telecom operators, WISPs, enterprises, public safety and utilities at ISC West 2010 in Las Vegas and Convergence India in New Delhi. At these events, Alvarion will highlight its latest wireless solutions and field-proven portfolio of devices that enable a variety of broadband applications for its customers.

Alvarion’s broad portfolio of wireless solutions includes WiMAX products for licensed and license-exempt frequencies, point-to-point and point-to-multipoint license-exempt broadband wireless products, license-exempt backhaul products and a variety of devices that range from outdoor customer premise equipment (CPE) to indoor CPEs, USB dongles, embedded WiMAX notebooks and netbooks.

ISC West 2010, Las Vegas

Product Portfolio Highlights: Alvarion will showcase point-to-multipoint and point-to-point solutions for licensed and license-exempt frequencies tailored for vertical applications including video surveillance, public safety and enterprises.  BreezeMAX® Extreme 5000 and 3650 base stations will be displayed in Alvarion’s booth as well as in the ISC West New Product Showcase area. Alvarion will unveil new video centric features and capabilities for its wireless broadband portfolio specifically tailored for video surveillance applications:

•
The new version of BreezeMAX Extreme, v1.5 base stations, maximizes wireless video connectivity with a new implementation of unique algorithms that assure high quality video streams in challenging network conditions. BreezeMAX Extreme is the industry’s first WiMAX 802.16e solution for the 5 GHz frequencies ranges. New multicast functionality allows multiple clients to receive video feed utilizing a single transmission stream over the air, saving considerable bandwidth consumption and improving the overall business case.

•	The new BreezeNET® B10 solution – Video, designed for rapid wireless video surveillance links, offers plug-and-play functionality with new optimized bandwidth for uplink.
•
The Video Power Supply (VPS) is a ruggedized, easy to install Power over Ethernet (PoE) device providing power to both the IP video surveillance camera and Alvarion’s CPE. This product reduces installation costs dramatically.

Round Table Discussion: Alvarion will host an education session on Thursday, March 25 from 12:45– 2:45 p.m., Room 704, to discuss wireless broadband video surveillance with WiMAX. Monica Paolini, president of Senza Fili Consulting, will host a panel discussion with leading video surveillance distributors and Value Added Resellers (VARs) discussing the industry dynamics and wireless benefits. Alvarion will showcase a live demonstration of its cutting- edge wireless video surveillance solutions for the attendees.

Convergence India 2010, New Delhi

Product Portfolio Highlights: Alvarion will showcase an extensive portfolio of WiMAX equipment for licensed and licensed exempt frequencies, including a variety of end-user devices and live vertical applications.

Speaking program: Ashish Sharma, vice president of marketing for Alvarion, will speak on Wednesday, March 24 from 11:50 a.m. - 13:30 p.m. at Conference Hall I, Track III about "Defining the Need for Wireless Broadband."

“Wireless broadband is opening new market opportunities as it becomes an integral part of next generation infrastructure buildout. We are demonstrating our latest technology at these two unique events,” said Mohammad Shakouri, corporate vice president of innovation and marketing for Alvarion. “Alvarion has led the wireless broadband and WiMAX industry from the early stages with new innovations and we will continue to tailor our solutions for regional market requirements. “

For more updates on Alvarion during ISC West and Convergence India, please follow www.twitter.com/Alvarion_WiMAX.

About Alvarion

Alvarion (NASDAQ:ALVR) is a global leader in 4G wireless communications with the industry’s most extensive customer base with hundreds of commercial WiMAX deployments. Alvarion’s industry leading solutions enable true open 4G and vertical applications for service providers and enterprises. Through an OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in WiMAX license allocation in certain countries; the failure of the market for WIMAX products to develop as anticipated; potential impact on our business of the current global recession;, Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

"WiMAX" is a trademark of the WiMAX Forum.
"Alvarion" is a registered trademark of Alvarion Ltd. in certain jurisdictions
All other companies' names, products, services may be the properties of their respective owners.